082-35116

[redacted]

08003445

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

SEC Mail
Mail Processing
Section

JUN 26 2008

Washington, DC
109

June 26, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation, dated June 25, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
JUL 03 2008
THOMSON REUTERS

6/27

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Event: Filing of a Claim by Bank Leumi Switzerland

Bank Leumi le-Israel B.M. (the "Bank") hereby announces as follows:

On or about 2 July 2008, criminal proceedings are expected to be commenced by the Swiss government, through its district attorney, against Ernest Infeld and other defendants who were not employees of Bank Leumi Switzerland (a subsidiary of the Bank), in respect of fraud, falsification of documents, deception and breach of trust to a corporation, carried out by them against Bank Leumi Switzerland and its customers, which were discovered in January 2001.

Bank Leumi Switzerland decided to join an accompanying civil claim to the criminal indictment – which claim is connected to the criminal proceeding – against Ernest Infeld and four of the defendants, for the amount of the direct damage suffered by it due to their actions as detailed in the indictment, for an amount of CHF 106,646,599. The amount of the claim reflects only the direct damage suffered by Bank Leumi Switzerland after offsetting the relative portion of the insurance proceeds received from the insurers in respect of the actions and damages underlying the indictment.

Date and time at which the corporation first became aware of the event or matter: 25 June 2008 at 09:15.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END